FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated January 24, 2014

TRANSLATION

Autonomous City of Buenos Aires, January 24, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Information pursuant to Article 23, Chapter VII of the Buenos Aires Stock Exchange Rules - Resignation and Replacement in the Board of Directors of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the current requirements of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that the Board of Directors of YPF S.A., in its meeting on January 23, 2013, accepted the resignation presented by Mr. Rodolfo Manuel Lafalla as director for Class D stock, for purely personal reasons.

In addition, and in accordance with article 258 of the Ley General de Sociedades 19.550 and article 13 of its bylaws -Vacancy-, the members of the Supervisory Committee representing Class D stock proceeded to fill the vacancy in the Board of Directors by appointing Mr. Omar Chafí Felix as director for Class D stock.

Please find attached an updated chart with the composition of the Board of Directors.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

TRANSLATION

Composition of the Board of Directors – YPF S.A.

Position	Name	Class of Shares represented	Term	Status
Chairman of the Board, CEO and Executive Vice-President	Miguel Matías Galuccio	Class D	One fiscal year	Non Independent
Director	Axel Kicillof	Class A	One fiscal year	Independent
Director	Jorge Marcelo Soloaga	Class D	One fiscal year	Non Independent
Director	Gustavo Alejandro Nagel	Class D	One fiscal year	Non Independent
Director	Oscar Alfredo Cretini	Class D	One fiscal year	Independent
Director	Roberto Ariel Ivovich	Class D	One fiscal year	Independent
Director	Omar Chafi Félix	Class D	One fiscal year	Independent
Director	Armando Isasmendi (h)	Class D	One fiscal year	Independent
Director	Héctor Walter Valle	Class D	One fiscal year	Independent
Director	Rodrigo Cuesta	Class D	One fiscal year	Non Independent
Director	José Iván Brizuela	Class D	One fiscal year	Independent
Director	Sebastián Uchitel	Class D	One fiscal year	Independent
Director	Nicolás Marcelo Arceo	Class D	One fiscal year	Non Independent
Director	Fernando Raúl Dasso	Class D	One fiscal year	Non Independent
Director	Luis García del Río	Class D	One fiscal year	Independent
Director	Carlos María Tombeur	Class D	One fiscal year	Independent
Director	Nicolás Eduardo Piacentino	Class D	One fiscal year	Independent
Alternate Director	Patricia María Charvay	Class A	One fiscal year	Independent
Alternate Director	Sergio Pablo Affronti	Class D	One fiscal year	Non Independent
Alternate Director	Carlos Héctor Lambré	Class D	One fiscal year	Independent
Alternate Director	Francisco Ernesto García Ibañez	Class D	One fiscal year	Independent
Alternate Director	José Carlos Blassiotto	Class D	One fiscal year	Independent
Alternate Director	Cristian Alexis Girard	Class D	One fiscal year	Non Independent
Alternate Director	Javier Leonel Rodríguez	Class D	One fiscal year	Non Independent
Alternate Director	Jesús Guillermo Grande	Class D	One fiscal year	Non Independent
Alternate Director	Carlos Agustín Colo	Class D	One fiscal year	Non Independent
Alternate Director	Almudena Larrañaga Ysasi Ysasmendi	Class D	One fiscal year	Independent

YPF S.A.
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 24, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer